Kingtone Wirelessinfo Solution Holding Ltd Has Been Granted Another

180-Day Extension by NASDAQ to Regain Compliance

With Its Minimum $1 Bid Price Per Share Requirement

XI'AN, China, June 22, 2012 /PRNewswire-Asia-FirstCall/ — Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) ("Kingtone" or the "Company"), a China -based developer and provider of mobile enterprise solutions, today announced that NASDAQ, by a letter dated June 20, 2012, granted the Company an additional 180 days, or until December 17, 2012, to remain listed on the NASDAQ Capital Market and to regain compliance with NASDAQ's minimum $1.00 bid price per share rule.

As mentioned in the Company’s press release dated December 22, 2011, NASDAQ previously indicated to the Company that it had until June 18, 2012 to regain compliance with the bid price requirement but with a possibility to be granted a second compliance period if the Company meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on NASDAQ’s Capital Market with the exception of the bid price requirement, and provides written notice of its intention to cure the deficiency during the second compliance period. As a result of NASDAQ’s assessment at the end of the first compliance period, Nasdaq issued the letter granting the Company an additional 180 calendar days, to December 17, 2012, to regain compliance.

If at any time before December 17, 2012, the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the bid price rule. If the Company does not regain compliance by the end of this second grace period, its shares are subject to delisting with the option to appeal the delisting determination.

The Company intends to continue to actively monitor the closing bid price of its ADSs and will evaluate available options to resolve the deficiency and regain compliance with the minimum bid price rule.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE - News) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone's website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20-F, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Chief Financial Officer Assistant
Yao Ti
Tel: +86-29-8826-6383
Email: tiyao@kingtoneinfo.com